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Exhibit 99.1c

                                RAYTHEON COMPANY

                                AMENDMENT TO THE
                      RAYTHEON SAVINGS AND INVESTMENT PLAN



         In accordance with the authority vested in the Senior Vice President, Human Resources, of Raytheon Company by a Vote of the Board of Directors, to amend the defined benefit and defined contribution plans sponsored by Raytheon Company and to approve participating companies in the plans, the Raytheon Savings and Investment Plan is hereby amended in the following respects:

         1. Article IV, Section 4.1, is amended by adding at the end thereof the following new subsection (f):

                  (f) With the approval of the Senior Vice President, Human Resources, of the Company, or other officer to whom authority to determine contributions is delegated by the Board of Directors, an Adopting Employer may provide its Eligible Employees with a cash or deferred election with respect to all or a portion of the Service Contract Act reconciliation amounts referenced in Section 4.3(c) ("SCA Amounts"). If such cash or deferred election is provided, an Eligible Employee can elect either (i) to receive the SCA Amounts in cash as additional taxable compensation, or (ii) to have the SCA Amounts contributed to the Plan as additional Elective Deferrals, subject to the limitations otherwise provided under the Plan. If an Eligible Employee does not make a cash or deferred election within the time period specified by the Administrator, the SCA Amounts will be paid to the Eligible Employee in cash as additional taxable compensation.

         The foregoing amendment shall be effective as of November 1, 2001.



                                            /s/ Keith J. Peden
                                                Keith J. Peden
                                       Senior Vice President, Human Resources


Dated at Lexington,
Massachusetts

October 29, 2001